UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: March 6, 2008
(Date of earliest event reported)

KIMBERLY-CLARK CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**1-225**	**39-0394230**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P.O. Box 619100, Dallas, Texas	**75261-9100**
(Address of principal executive offices)	(Zip Code)

(972) 281-1200
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of
Certain Officers; Compensatory Arrangements of Certain Officers

(b) On March 6, 2008, Kimberly-Clark Corporation (the "Corporation") announced that Steven R. Kalmanson, Group President - North Atlantic Consumer Products, will be retiring from the Corporation. Mr. Kalmanson's retirement will occur at the end of 2008. The Corporation also announced the following related senior management changes:

   i. Robert E. Abernathy, current Group President - Developing and Emerging Markets, will replace Mr. Kalmanson as Group President - North Atlantic Consumer Products;

   ii. Robert W. Black, current Chief Strategy Officer, will replace Mr. Abernathy as Group President - Developing and Emerging Markets; and

   iii. Anthony J. Palmer, current Chief Marketing Officer, will assume responsibility for the Corporation's innovation organization, which previously reported to Mr. Black.

(e) On March 6, 2008, the Management Development and Compensation Committee (the "Committee") of the Corporation's Board of Directors approved the following base salaries, effective on April 1, 2008, for the Corporation's named executive officers identified in its 2008 proxy statement (the "named executive officers"):

Name	Base Salary($)
Thomas J. Falk, Chairman of the Board and Chief Executive Officer	1,225,000
Mark A. Buthman, Senior Vice President and Chief Financial Officer	660,000
Robert E. Abernathy, Group President - North Atlantic Consumer Products	625,000
Robert W. Black, Group President - Developing and Emerging Markets	560,000
Steven R. Kalmanson, Executive Vice President	645,000

The Committee also established the 2008 target payout amounts for the named executive officers under the Corporation's Executive Officer Achievement Award Plan, which was approved by stockholders in 2002. The target payout amounts for 2008 are 140 percent of base salary for the Chief Executive Officer and 85 percent of base salary for the other named executive officers.

Item 9.01   Financial Statements and Exhibits.

(d) Exhibits.

Exhibit (99) Press Release, dated March 6, 2008, announcing senior management changes.

<u>SIGNATURE</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KIMBERLY-CLARK CORPORATION

Date: March 12, 2008   By: <u>/s/ Timothy C. Everett</u>
                                              Timothy C. Everett
                                              Vice President and Secretary

<u>EXHIBIT INDEX</u>

(99)   Press Release, dated March 6, 2008, announcing senior management changes.

Exhibit (99)

Dave Dickson
972-281-1481
ddickson@kcc.com

KIMBERLY-CLARK MAKES SENIOR MANAGEMENT CHANGES

*Steve Kalmanson, President of North Atlantic Consumer Products to Retire;
Robert Abernathy, Bob Black and Tony Palmer Assume New or Expanded Roles*

Dallas, March 6, 2008 – Kimberly-Clark Corporation (NYSE: KMB) today announced that Steve Kalmanson (55), Group President of the company's North Atlantic Consumer Products business, is retiring following a more than 30-year career with the company. He will be replaced by Robert Abernathy, current Group President of K-C's Developing & Emerging Markets (D&E) business.

In addition, the company announced that Bob Black, the company's Chief Strategy Officer, will replace Abernathy as head of the D&E business and that Tony Palmer, Chief Marketing Officer, will assume responsibility for K-C's innovation organization, which previously reported to Black.

"We thank Steve for his three decades of dedicated service to Kimberly-Clark," said Tom Falk, chairman and chief executive officer of Kimberly-Clark.   "Most recently, Steve's leadership of the North Atlantic Consumer Products teams has helped us leverage our scale and drive improved strategic alignment across North America and Europe. He was a key player in the development and launch of numerous innovations such as Pull-Ups training pants, GoodNites Underpants and Depend incontinence products. His passion and infectious competitive desire to win will be missed.

"Robert, Bob and Tony are accomplished and respected leaders who have been instrumental in successfully executing our Global Business Plan strategies. They bring proven skills and a fresh perspective to their new roles. With these management changes, we underscore our commitment to continue delivering improved business results and we are taking advantage of an opportunity to better align our marketing and innovation activities."

Abernathy (53) has extensive experience growing K-C's consumer businesses around the world. Under his leadership, the company's D&E businesses have generated growth in sales and operating profit averaging 15 percent and 14 percent, respectively, over the last four years. He also has held management positions in K-C's

North American diaper and tissue businesses, led the company's K-C Australia unit and served as head of the company's former Business-to-Business unit, which included K-C's Professional and Health Care businesses.

Black (48) brings considerable expertise to his new role as Group President of Developing & Emerging Markets. As former chief operating officer of Sammons Enterprises and president of Steelcase International, he has significant experience in leading large, complex global operations.

Palmer (48) has successfully established a global marketing organization that is driving implementation of best practices, sharing ideas and the development of marketing talent globally as an underpinning to improved brand strength and enhanced top- and bottom-line growth. His leadership of the company's innovation organization is a natural progression for K-C, more closely integrating that group with the marketing and brand-building teams that currently report to him.

About Kimberly-Clark

Kimberly-Clark and its well-known global brands are an indispensable part of life for people in more than 150 countries. Every day, 1.3 billion people—nearly a quarter of the world's population—trust K-C brands and the solutions they provide to enhance their health, hygiene and well-being. With brands such as Kleenex, Scott, Huggies, Pull-Ups, Kotex and Depend, Kimberly-Clark holds the No. 1 or No. 2 share position in more than 80 countries. To keep up with the latest K-C news and to learn more about the company's 136-year history of innovation, visit www.kimberly-clark.com.

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